September 26, 2016

Via EDGAR

Mr. H. Roger Schwall

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	JX Holdings Kabushiki Kaisha

Draft Registration Statement on Form F-4

Submitted August 1, 2016

CIK No. 1452922

Dear Mr. Schwall,

At the request of JX Holdings, Inc. (“JX Holdings”), we are responding to the comment letter, dated August 26, 2016, from the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form F-4 submitted on August 1, 2016. In conjunction with this letter, JX Holdings is filing the Pre-Effective Amendment No. 1 to the Registration Statement. For the Staff’s convenience, a marked copy of the Pre-Effective Amendment No. 1 to the Draft Registration Statement, showing changes from the Draft Registration Statement filed on August 1, 2016, is being delivered to the Staff.

The responses of JX Holdings to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in JX Holdings’ responses relate to the marked copy of the Pre-Effective Amendment No. 1 to the Draft Registration Statement.

In addition to the amendments in response to the Staff’s comments, JX Holdings has amended certain portions of the Draft Registration Statement to provide updates or clarifications. Such other amendments are also marked in the marked copy delivered to the Staff.

JX Holdings has not included as part of the filing of the Pre-Effective Amendment No. 1 to the Draft Registration Statement all of the exhibits that are required to be included. JX Holdings plans to include the other exhibits in a later amendment to the Draft Registration Statement.

General

1.	There are numerous blanks—including entire sections, appendixes and exhibits throughout the registration statement. Upon completion, we will need sufficient time to review the complete filing in its entirety.

JX Holdings acknowledges that the Staff will need sufficient time to review the complete filing in its entirety. This filing contains substantially all the information other than the information in the “Directors and Management of Holdco Following the Share Exchange” and “Major Shareholders” sections, which will be included in subsequent pre-effective amendments. The section “Directors and Management of Holdco Following the Share Exchange” will be completed after the board meetings of JX Holdings and TonenGeneral are held, appointing the nominees for the new directors of the Holdco. The section “Major Shareholders” will be completed after the record of shareholders as of September 30, 2016 is obtained for both JX Holdings and TonenGeneral.

2.	Please include a section that provides the information required by Rule 101(g) of Regulation S-K. Ensure that your discussion:

•	Includes all material jurisdictions;

•	Discloses any treaties or other form of reciprocity that may be relied upon by U.S. investors; and

•	Makes clear any requirements for bringing a cause of action or enforcing a judgment.

In response to the Staff’s comment, JX Holdings has included the section on Enforceability of Civil Liabilities on page 183.

Questions and Answers About the Share Exchange and Voting Procedures for the Extraordinary Meetings of Shareholders, page i

3.	We note your disclosure on the cover page that the share exchange may only be completed upon the approval of the share exchange agreement by shareholders of both JX Holdings and TonenGeneral. However, we note there is no disclosure in this section or elsewhere in your registration statement, such as in the section entitled “The Share Exchange” beginning on page 50, about the need of the shareholders of JX Holdings to approve the share exchange. Please clarify.

As discussed with the Staff, JX Holdings will not be using the prospectus included in the registration statement in connection with the meeting of its shareholders to approve the share exchange. Rather, a separate convocation notice in accordance with Japanese law will be delivered to its shareholders.

How Will Shareholders with Less Than a Unit of Shares of Holdco be Treated after the Share Exchange?, page ii

4.	We note that “a holder of less than a unit of Holdco shares may request that Holdco sell to the holder from any available treasury stock an amount of shares which will, when added to the number of shares held by such holder, constitute one unit of shares.” To the extent that this constitutes an offer of those shares to TonenGeneral holders in this solicitation, tell us what consideration you have given to registering that offer in this registration statement.

In response to the Staff’s request, JX Holdings has provided additional information.

Do I have Dissenters’ Appraisal Rights…? Page v

5.	Expand the first paragraph to explain how “fair value” would be determined.

In response to the Staff’s comment, JX Holdings has revised the disclosure on page v.

The Share Exchange, page 44

Background of the Share Exchange, page 44

6.	For the meetings between the workings groups, and/or board of directors, of JX Holdings and TonenGeneral, held from September 9, 2015 through December 3, 2015, please provide additional substance regarding the content of each meeting. For example:

•	Please provide additional substance of the JX Holdings and TonenGeneral presentations at the September 24, 2015 meeting, including the content of each party’s presentation. For example, please explain the “drastic transformation” of the business that TonenGeneral presented, and how this was proposed to be achieved.

•	Please summarize the substance of the discussion sheet and talking points presented at the October 14, 2015 meeting.

•	You disclose that on October 28, 2015 the working groups of JX Holdings and TonenGeneral met again and reached an agreement regarding the targeted synergy effects of the integration. Please provide further clarification on what actions, or steps, the companies have targeted, to realize the more than ¥100 billion in profit improvement per fiscal year, that you hope to be realized within five years of the integration.

•	From the meetings held from November 4, 2015 to December 3, 2015, please revise each to provide additional detail, such as the key terms of the draft memorandum of understanding, or the major points reached to agree on the content of the draft memorandum of understanding or major factors considered by each company in signing the memorandum of understanding.

In response to the Staff’s comment, JX Holdings has revised the disclosure on pages 45 and 46.

7.	You disclose that on December 11, 2015 and then on December 25, 2015, JX Holdings and TonenGeneral, respectively, held kick-off meetings to discuss the proposed business integration and the overall work schedule and upcoming work streams. Please expand the chronology to provide additional substance regarding the content of any meeting held between any parties since those kick-off meetings. In particular, please expand the chronology through the parties’ negotiation of and agreement as to the share exchange ratio, and the signing and execution of the integration agreement and share exchange agreement. For each meeting, describe the major questions raised, the points discussed, the conclusions reached and the reasons that the parties continued to believe that the proposed transaction was warranted from a business perspective. Include also any reports or presentations by the financial advisor(s).

In response to the Staff’s comment, JX Holdings has revised the disclosure on pages 47 and 48.

Reasons for the Share Exchange, page 46

8.	Please be more specific about the “management system” and “intensive business reforms” which you reference in this section.

In response to the Staff’s comment, JX Holdings has revised the disclosure on page 48.

Determination of the TonenGeneral Board of Directors, page 46

9.	Please provide more detail about the factors considered by the TonenGeneral board of directors in approving the share exchange agreement, including both positive and negative factors. Provide comparable disclosure for JX Holdings, if appropriate.

In response to the Staff’s comment, JX Holdings has revised the disclosure on pages 48 and 49. Please see response to Comment 3 with respect to the appropriateness of comparable disclosure for JX Holdings.

Regulatory Matters, page 47

Japanese Regulatory Approvals, page 47

10.	Please update your disclosure as to the process and status of your filing with the Fair Trade Commission of Japan, or JFTC.

In response to the Staff’s comment, JX Holdings has revised the disclosure on page 63.

Business of JX Holdings, page 51

Oil and Natural Gas E&P, page 59

Production, page 60

11.	Here you present historical production figures for “Oil and Natural Gas Liquids” as well as proved reserve figures for “Oil and NGL” on page 61 while the third party report, Exhibit 15.1, presents proved reserve figures for “Oil and Condensate”. Item 1204(a) of Regulation S-K requires a registrant to “…disclose production, by final product sold, of oil, gas, and other products.” In part, FASB ASC paragraph 932-235-50-4 requires the separate disclosure of significant natural gas liquid reserves. Please amend your document to comply with Regulation S-K and FASB ASC 932 with disclosure of figures for those products that you have sold and those you will sell.

In response to the Staff’s comment in the first sentence, JX Holdings has revised the disclosure on pages 78 and 79.

Sales volume of natural gas liquid, in terms of barrel, was less than 5% of total sales volume for each of the fiscal years ended March 31, 2016 and 2015. Due to its materiality, JX Holdings has concluded that it is not necessary to separately disclose the sales volume information of natural gas liquid.

Review of Principal Ongoing Activities, page 67

12.	We note the omission of discussion/description of your Canadian synthetic crude asset even though the asset’s 110 million barrels of proved undeveloped syncrude reserves (page 61) comprise about one third of your total proved reserves. Please amend your document to include this property in the discussion of your principal activities. Address the anticipated date of first production from these reserves.

In response to the Staff’s comment, JX Holdings has revised the disclosure to include Canadian synthetic crude asset on page 87.

Gross and Net Undeveloped Acreage, page 70

13.	Please provide us with support for the attribution of 8.8 MMBO in PUD reserves to the 1000 net undeveloped acres in the U.S.

8,786 Mbbl in proved undeveloped reserves for associates and joint ventures in the U.S. are attributable to the 3 thousand acres of net developed acreage in the U.S. and not to the 1 thousand acre of net undeveloped acreage in the U.S. Undeveloped reserves are attributable to developed acreage in this case because oil is expected to be extracted only through the enhanced oil recovery method, which will require further development efforts on existing developed acreage.

Property, Plant and Equipment, page 80

Mining Assets page 81

14.	Please revise to provide a brief overview and description of your interests in the Quechua copper project.

In response to the Staff’s comment, JX Holdings has revised the disclosure to provide a brief overview and description of its interests in the Quechua copper project on page 101.

15.	Please revise to provide a brief overview and description of your interests in all coal assets.

In response to the Staff’s comment, JX Holdings has revised the disclosure to provide a brief overview and description of Bulga Coal Mine on pages 101 and 102.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of JX Holdings, page 100

Critical Accounting Policies and Estimates, page 108

Oil and Gas Reserves, page 109

16.	The disclosure in the third paragraph regarding proved and probable reserves and your reserve estimation methodology appears inconsistent with your presentation of proved reserves beginning on page 61 and your disclosure that “JX Holdings’ proved oil and gas reserves are calculated in accordance with the United States Securities and Exchange Commission, or SEC, regulations and the requirements of the Financial Accounting Standard Board’s Topic 932.” Please advise or revise regarding this apparent inconsistency.

In response to the Staff’s comment, JX Holdings has revised the disclosure on pages 127 and 128.

17.	With regard to the fourth paragraph, please see our comment 24 below regarding “Exploration, Evaluation and Development Costs of Oil and Gas Resources.” on page F-19.

Please see response to comment 24 below.

Impairment of Non-Financial Assets, page 110

18.	We note that you recognized impairment losses of ¥228 billion for the fiscal year ended March 31, 2016 and ¥142 billion for the fiscal year ended March 31, 2015 related to your oil and gas assets. We also note your disclosure stating that oil and gas prices have been volatile which affects your estimation of reserves. As it relates to the expected cash flow from your oil and gas assets used to determine whether impairment is required, revise to address the degree of uncertainty associated with your key assumptions and to discuss potential events that you reasonably expect could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

In response to the Staff’s comment, JX Holdings has revised the disclosure on pages 128, 129 and 130.

19.	You provide disclosure on page 82 of your submission regarding your capital expenditures plans over the next three fiscal years (e.g., you state that you will invest approximately ¥438 billion in capital expenditures during the fiscal year ended March 31, 2017). Revise the disclosure regarding your liquidity and capital resources to address the anticipated sources of funds that will be used to fund your capital expenditures plans. Refer to Item 5.B. of Form 20-F.

In response to the Staff’s comment, JX Holdings has revised the disclosure on page 102.

Results of Operations, page 112

20.	When citing a cause for a change in revenues or expenses, to the extent practicable, quantify the specific impact of that factor. For example, you indicate that there was a 21.2% decline in revenue from the prior fiscal year “due to a decrease in revenue from Energy segment resulting from a decline in sales prices of refined petroleum products, partially offset by an increase in sales volume of refined petroleum products caused by the lower sales price.” Quantify the separate impact of each of those factors.

In response to the Staff’s comment, JX Holdings has revised the disclosure on pages 131, 132 and 133.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TonenGeneral, page 124

21.	We are unable to locate discussion of TonenGeneral’s historical and anticipated capital expenditures. Please revise or explain why you have provided that information.

In response to the Staff’s comment, JX Holdings has revised the disclosure on pages 112 and 156.

Taxation, page 153

U.S. Federal Income Tax Consequences, page 155

The Share Exchange, page 155

22.	Please elaborate on why counsel cannot provide a “will opinion.” In this regard, please explain the issues and facts that will not be known until after the date of the share exchange and the merger that will impact the qualification of the share exchange or integrated transaction as a reorganization under the provisions of Section 368(a) of the Code. See Section III.C.4 of Staff Legal Bulletin Number 19 which can be found at: https://www.sec.gov/interps/legal/cfslb19.htm

Counsel is not able to provide a “will opinion,” which is the highest level of opinion that tax advisors typically provide, because certain transactions and actions that may take place after the Share Exchange and the Absorption-type Merger may affect whether the Share Exchange or the integrated transaction qualify as a reorganization. For example, depending on the circumstances, distributions of assets currently held by TonenGeneral to JX Holdings pursuant to the Absorption-type Company Split, a Japanese corporate law procedure, could cause the Share Exchange or the integrated transaction to fail to qualify as a reorganization. Because the integration of the businesses of JX Holdings and TonenGeneral may be a complex and lengthy process, the details of which have not yet been determined, JX Holdings cannot state with certainty at this time that such transactions will not occur. In addition, the provisions of the U.S. Internal Revenue Code that govern reorganizations are extremely complex, and are based on typical merger and other transaction structures effected under U.S. law. Because the Share Exchange and the Absorption-type Merger will be carried out pursuant to Japanese laws which differ from the relevant U.S. laws, it is not certain that the U.S. tax authorities would apply the reorganization rules to them in the same manner they would to U.S. transactions, particularly given that several related transactions may occur on the Business Integration Date. Finally, because JX Holdings and TonenGeneral are not U.S. corporations, whether the Share Exchange or the integrated transaction qualifies as a reorganization will have no effect on either company. Consequently, and in contrast to what U.S. corporations might have done, they did not tailor the Share Exchange and the Absorption-type Merger with a goal of having them qualify as a reorganization under U.S. tax law.

The current discussion provides detailed disclosure regarding the applicable consequences both if the transactions qualify as a reorganization and if they do not, and urges shareholders to seek specific advice from their own tax advisors on the way qualification as a reorganization may impact them depending on their specific circumstances.

23.	We note your bolded statement at the bottom of page 160 that U.S. Holders “should” consult their own tax advisors. Please revise to only “urge” or “encourage” shareholders to consult their own tax advisors, so as to not suggest you are disclaiming reliance on tax matters for which counsel has opined.

In response to the Staff’s comment, JX Holdings has revised the disclosure on page 180.

Notes to the Consolidated Financial Statements, page F-12

Note 3 – Significant Accounting Policies, page F-12

Exploration, Evaluation and Development Costs of Oil and Gas Resources, page F-19

24.	You disclose that development well and related production equipment costs are depreciated using the unit-of-production method based on proven and probable developed reserves. Please tell us your basis for including probable developed reserves in calculating depreciation for these types of capitalized costs. In addition, provide us with a definition of the term “probable developed reserves.”

IFRS does not prescribe what reserve basis should be used for the unit-of-production calculation. JX Holdings has observed that many entities which apply IFRS use reserves estimated in accordance with the Petroleum Resources Management System 2007 – 2.1.3.2 (“PRMS”) and has decided to adopt as its accounting policy the use of the reserves estimated in accordance with the PRMS for depreciation calculation.

Definition of the term “probable developed reserves”: According to the PRMS, Probable Reserves are defined as “those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves” and “Developed Reserves” are defined as “expected quantities to be recovered from existing wells and facilities.

Basis for including probable developed reserves in calculating depreciation: As defined under IAS16.6, useful life may be “the number of production or similar units expected to be obtained from the asset by an entity.” IAS16.56 further states that, in determining the useful life of an asset, expected usage of the asset is assessed by reference to several factors, including the “expected capacity or physical output” of the asset.

When applying the unit-of-production method, probable reserves are considered to be part of the expected capacity or physical output of the asset. It is therefore included, together with proved reserves, in the number of production units expected to be obtained from the oil and gas resources for the purpose of calculating depreciation.

Given the above definition, JX Holdings believes that Probable Reserves are appropriately included in the IFRS determined useful lives as they would be within the expected capacity output for the locations.

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited), page F-103

Standardized measure of Discounted Future Cash Flows, page F-109

25.	We note that you have combined the future production and development costs in the standardized measure. Please amend your document to disclose the future production costs separately from the future development costs. Refer to FASB ASC subparagraph 932-235-50-31(b).

In response to the Staff’s comment, JX Holdings has revised the disclosure on pages F-109 and F-110.

26.	The future net cash flows in the March 31, 2016 standardized measure are negative for the United Kingdom and Other International. The definition of proved reserves states “Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible.” Please explain the reasons that you have attributed proved reserves to these properties. Include individual income forecasts for each of the fields in the United Kingdom and Other International.

Reasons proved reserves have been attributed to despite negative net cash flow in standard measure: For the March 31, 2016 standardized measure of the United Kingdom and Other International, the negative net cash flows were mainly attributable to the imposition of abandonment costs in future development costs associated with the assets.

When assessing whether the reserves are economically producible, the abandonment costs are generally neglected as these costs are unavoidable and, thus, not considered in determining the economic limits of the estimated proved reserves.

JX Holdings acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc: Takenobu Masuda (JX Holdings, Inc.)